June 1, 2004
Our Reference No. 20039231431
American Bible Society
File No. 132-3

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF INVESTMENT MANAGEMENT

By letter dated June 1, 2004, you state that the American Bible Society ("ABS") proposes to permit certain foreign bible societies ("FBSs") to invest in ABS's general fund ("General Fund"). The FBSs have not applied for recognition by the Internal Revenue Service ("IRS") as "charitable organizations" and therefore do not meet the definition of "charitable organization" provided in Section 3(c)(10)(D)(iii) of the Investment Company Act of 1940 ("Investment Company Act").[1] You request our assurances that if ABS implements its proposal we would not recommend enforcement action to the Commission: (i) against ABS under Section 7 of the Investment Company Act if the General Fund is not registered as an investment company under the Investment Company Act; (ii) against ABS, or its trustees who serve on ABS's Investments Committee ("Committee Members"), under Section 203(a) of the Investment Advisers Act of 1940 ("Advisers Act") if none of them registers as an investment adviser under the Advisers Act; or (iii) against ABS, or its Committee Members, under Sections 15(a) or 17A of the Securities Exchange Act of 1934 ("Exchange Act") if none of them registers as a broker, dealer, or transfer agent under the Exchange Act.

Facts

You state that ABS is a New York corporation that operates exclusively for religious, charitable and educational purposes. ABS's mission is to make a bible available to every person in a language and format that each can understand and afford. ABS also engages in biblical research and translation and produces biblical literature in both electronic and paper versions. ABS is an organization described in Section 501(c)(3) of the Internal Revenue Code (a "501(c)(3) entity")[2] and a charitable organization as defined in Section 3(c)(10)(D)(iii) of the Investment Company Act.

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1 Section 3(c)(10)(D)(iii) of the Investment Company Act defines "charitable organization" as "an organization described in . . . section 501(c)(3) of the Internal Revenue Code of 1986." Section 501(c)(3) of the Internal Revenue Code of 1986 (the "Internal Revenue Code") exempts certain entities from federal taxation if they, among other things, are "organized and operated exclusively for religious, charitable . . . or educational purposes," if none of the organization's earnings inures to any private shareholder or individual, and if the organization does not attempt to influence legislation as a substantial part of its activities or participate in political campaign activity. An entity desiring to be recognized by the IRS as a charitable organization under Section 501(c)(3) of the Internal Revenue Code must file an application with the IRS, and the IRS must approve the application. *See* IRS Publication 4220, *"Applying for 501(c)(3) Tax-Exempt Status,"* available at http://www.irs.gov/pub/irs-pdf/p4220.pdf.

2 *See* IRS Publication 78, *"Cumulative List of Organizations,"* available at http://www.irs.gov.

You state that ABS invests its assets through its General Fund for the purpose of funding its operations.[3] You state that ABS's Investments Committee oversees the management of the General Fund by: (a) promulgating guidelines and objectives for the General Fund; (b) making hiring decisions with respect to approximately ten registered investment advisers to invest the assets in the General Fund in accordance with those guidelines and objectives; (c) determining the allocation of investment assets among the selected investment advisers; and (d) meeting at least eight times annually to monitor the investments of the General Fund and review the investment advisers' performance. You state that ABS pays each of the General Fund's investment advisers an advisory fee based on a percentage of the General Fund's assets. You state that the Committee Members do not receive commissions or other special compensation based on the number or the value of donations collected for the General Fund.

You state that ABS partners with various FBSs to distribute bibles worldwide. You state that ABS and all of the FBSs are members of the United Bible Societies ("UBS"), an organization of over 100 bible societies that are associated for the purpose of facilitating consultation, mutual support and cooperation in their common mission to distribute bibles worldwide. You state that all of these FBSs are nonprofit, nongovernmental organizations that currently do not engage, and that do not intend to engage, in any business in the United States other than investing in the General Fund. You state that these FBSs are organized and operated exclusively for religious, charitable, and educational purposes, not for the purposes or benefit of any private shareholder or individual, and that no substantial part of their activities consists of carrying on propaganda or otherwise attempting to influence legislation. In addition, you state that these FBSs do not participate in or intervene in any political campaign on behalf of (or in opposition to) any candidate for public office. Accordingly, although these FBSs have not applied for recognition by the IRS as 501(c)(3) entities, you state that they are organized and operated in a manner consistent with the requirements of Section 501(c)(3) of the Internal Revenue Code.[4]

ABS proposes to permit FBSs to invest those assets as to which they have immediate, unencumbered, unrestricted, and exclusive use, benefit, and enjoyment in the General Fund under certain conditions. ABS will permit an FBS to invest in the General Fund if, as further described in your letter, at the time that the FBS invests in the General Fund, and at all times while the FBS holds interests in the General Fund, the FBS is:

- a member in good standing of the UBS, and in compliance with the UBS's constitution and practices;

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3 You state that ABS also receives gifts and contributions through various charitable gift vehicles, such as charitable gift annuities, pooled income funds and charitable remainder trusts. You state that ABS maintains these assets in accounts separate from the General Fund.

4 *See supra* note 1.

- in good standing in its own jurisdiction as a nonprofit, nongovernmental organization;
- operated in a manner that is consistent in all material respects with the requirements of Internal Revenue Code Section 501(c)(3);
- organized and operated exclusively for religious, charitable and educational purposes through the publication, translation and distribution of bibles;
- not organized or operated for the purposes or benefit of any shareholder or natural person and does not assign, encumber, or transfer its interest in the General Fund to any other person; and
- not engaging in any business in the United States except investing in the General Fund. (All of such requirements are collectively referred to as "ABS's Eligibility Requirements.")

In addition, you state that, before an FBS makes an initial investment in the General Fund, the FBS will certify to ABS, and ABS will verify, that the FBS complies with ABS's Eligibility Requirements. You state that ABS will check with UBS to verify that each FBS is a member in good standing and will check with the appropriate foreign jurisdictions to verify that each FBS is a nongovernmental, nonprofit, charitable organization in good standing with its jurisdiction of organization. You state that each FBS that is invested in the General Fund will recertify to ABS, on an annual basis, that it is in compliance with ABS's Eligibility Requirements and will submit annual programmatic and financial reports to ABS describing the FBS's purposes and operations, and the use of any income from assets invested in the General Fund. You state that each participating FBS will agree that any income received from the FBS's investment in the General Fund will be used exclusively for the FBS's religious, charitable, and educational purposes and for bible distribution, translation and related activities. You state that ABS will review each FBS's recertification, and check with the UBS and relevant foreign jurisdiction, to verify that each FBS invested in the General Fund continues to meet ABS's Eligibility Requirements. You represent that if ABS were to determine that any FBS that invested in the General Fund no longer satisfied all of ABS's Eligibility Requirements, ABS immediately would redeem that FBS's interest in the General Fund at its net asset value current as of the time of the redemption and transmit the proceeds of that redemption to the FBS. In your view, these procedures effectively will ensure that only FBSs that are organized and operated as bona fide charitable organizations consistent with the requirements of Section 501(c)(3) of the Internal Revenue Code will be permitted to invest in, and remain invested in, the General Fund. (An FBS meeting all of ABS's Eligibility Requirements is an "Eligible FBS.")

Under ABS's proposal, no Eligible FBS would make any investment decisions with respect to assets that it invests in the General Fund, and no Eligible FBS would pay a separate investment advisory fee to the General Fund's investment advisers in connection with such investment. Each Eligible FBS, however, would reimburse ABS for its pro rata share of ABS's direct, out-of-pocket expenses incurred in administering the General Fund, including accounting, legal and office expenses, and compensation for staff services attributable to administering the General Fund.

You state that ABS will notify Eligible FBSs of the existence of this investment arrangement and the terms on which Eligible FBSs may participate. You state that ABS will enter into this arrangement only with Eligible FBSs that elect to participate. You state that ABS will not actively solicit any FBS to participate in the arrangement, offer this arrangement to any other entity or person, advertise the arrangement through general appeals for participation, or make any qualitative statements about the value of participating in the arrangement.

Analysis

You state that ABS maintains the General Fund exclusively to invest ABS's assets. Section 3(c)(10)(B)(i) of the Investment Company Act excludes from the definition of "investment company:"

> a pooled income fund, collective trust fund, collective investment fund, or similar fund maintained by a charitable organization exclusively for the collective investment and reinvestment of . . . assets of the general endowment fund or other funds of one or more charitable organizations.

Consequently, you state that the General Fund is excluded from the definition of investment company, and is not registered as such, under the Investment Company Act.

ABS and the Committee Members may be deemed to provide advisory services to, or to act as brokers, dealers, or transfer agents on behalf of, the General Fund.[5] Because the General Fund is excluded from the definition of investment company under Section 3(c)(10)(B) of the Investment Company Act, however, you state that ABS and the Committee Members currently are exempted from registration as investment advisers under the Advisers Act.[6] You also state

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5 You have not asked for guidance, and we are providing you with none, with respect to any issues relating to services provided directly to ABS or to other accounts maintained by ABS.

6 Section 203(b)(4) of the Advisers Act exempts from the registration requirements of the Advisers Act, in pertinent part:

> any investment adviser that is a charitable organization as defined in section 3(c)(10) of the Investment Company Act of 1940, or is a trustee, director, officer, employee or volunteer of such a charitable organization acting within the scope of such person's employment or duties with such organization, whose advice, analysis or reports are provided only to one or more of the following:
>
> (A) any such charitable organization;
>
> (B) a fund that is excluded from the definition of investment company under Section 3(c)(10)(B) of the Investment Company Act of 1940.

that they are deemed not to be brokers, dealers, or transfer agents under the Exchange Act[7] and, consequently, are not registered as such under the Exchange Act.

The proposed investment by Eligible FBSs in the General Fund may cause the General Fund to fall within the definition of investment company under the Investment Company Act because the General Fund may no longer be deemed to be "maintained by a charitable organization exclusively for the collective investment and reinvestment of . . . assets of . . . one or more charitable organizations."[8] If the General Fund may not rely on the charitable organization exclusion from the definition of investment company provided by Section 3(c)(10)(B), ABS and the Committee Members may be required to register as investment advisers under the Advisers Act and as brokers, dealers, or transfer agents under the Exchange Act because the exemptions on which they rely are linked to the exclusion from the definition of investment company in the Investment Company Act.

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7 Among other things, Section 3(e)(1) of the Exchange Act provides, subject to Section 3(e)(2) of the Exchange Act, that:

> a [Section 3(c)(10)(D)] charitable organization, or any trustee, director, officer, employee, or volunteer of such a charitable organization acting within the scope of such person's employment or duties with such organization, shall not be deemed to be a "broker", "dealer", "municipal securities broker", "municipal securities dealer", "government securities broker", or "government securities dealer" for purposes of [the Exchange Act] solely because such organization or person buys, holds, sells, or trades in securities for its own account in its capacity as trustee or administrator of, or otherwise on behalf of or for the account of –
>
> (A) such a charitable organization; [or]
>
> (B) a fund that is excluded from the definition of an investment company under section 3(c)(10)(B) of the Investment Company Act of 1940[.]

Section 3(e)(2) of the Exchange Act provides that:

> [t]he exemption provided under paragraph (1) shall not be available to any charitable organization, or any trustee, director, officer, employee, or volunteer of such a charitable organization, unless each person who . . . solicits donations on behalf of such charitable organization from any donor to a fund that is excluded from the definition of an investment company under section 3(c)(10)(B) of the Investment Company Act of 1940, is either a volunteer or is engaged in overall fund raising activity of a charitable organization and receives no commission or other special compensation based on the number or the value of donations collected for the fund.

8 Section 3(c)(10)(B)(i).

You therefore request our assurances that, if ABS implements its proposal, we would not recommend enforcement action to the Commission: (i) against ABS under Section 7 of the Investment Company Act if the General Fund is not registered as an investment company under the Investment Company Act;[9] (ii) against ABS, or any of the Committee Members, under Section 203(a) of the Advisers Act if none of them registers as an investment adviser under the Advisers Act;[10] or (iii) against ABS, or any of the Committee Members, under Sections 15(a) or 17A of the Exchange Act if none of them registers as a broker, dealer, or transfer agent under the Exchange Act.[11]

Charitable organizations have been excluded from the definition of investment company since the Investment Company Act was enacted.[12] In addition, we previously have taken the position that we would not recommend enforcement action to the Commission against pooled investment vehicles established by charitable organizations if the pooled vehicles did not register as investment companies under the Investment Company Act provided that: the charitable organizations qualify as recipients of tax-deductible contributions under the Internal Revenue Code; donors receive written disclosures about the pooled vehicles; and no person receives commissions or special compensation based on the amount of gifts transferred to the pooled vehicles.[13] Congress amended the Investment Company Act to codify these positions as part of

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9 Section 7 of the Investment Company Act generally requires any U.S. investment company to register with the Commission.

10 Section 203(a) of the Advisers Act generally prohibits any investment adviser, unless registered under the Advisers Act, or prohibited from registering or exempted from the requirement to register under that Act, from engaging in interstate commerce in connection with its business as an investment adviser.

11 Section 15(a) of the Exchange Act generally prohibits any broker or dealer from using interstate commerce to effect any transactions in securities unless such broker or dealer is registered as such under the Exchange Act. Section 17A(c) of the Exchange Act generally prohibits any transfer agent from using interstate commerce to perform the function of a transfer agent with respect to registered securities unless such transfer agent is registered as such under the Exchange Act.

12 When the Investment Company Act was enacted, Section 3(c)(12) (renumbered as 3(c)(10) pursuant to the 1970 Amendments to the Investment Company Act) excluded from the definition of investment company:

> [a]ny company organized and operated exclusively for religious, educational, benevolent, fraternal, charitable, or reformatory purposes, no part of the net earnings of which inures to the benefit of any private shareholder or individual.

13 *See Pooled Income Funds*, Investment Company Act Release No. 11016 (Jan. 10, 1980). *See also Northeastern Pennsylvania Synod of the Evangelical Lutheran Church in America* (pub. avail. Mar. 31, 1988) (all participants were tax-exempt under Section 501(c)(3) of the Internal Revenue Code); *Catholic United Investment Trust* (the "Trust") (pub. avail.

the Philanthropy Protection Act of 1995.[14] The Philanthropy Protection Act similarly amended the Securities Act of 1933 and the Exchange Act.

The FBSs have not applied for recognition by the IRS as 501(c)(3) entities, but you argue that they nevertheless are charitable organizations that are organized and operated in a manner consistent in all material respects with the requirements of Section 501(c)(3) of the Internal Revenue Code. You state that the IRS, upon application, may designate organizations, including foreign entities, as qualified for tax-exempt status under Section 501(c)(3), but that the FBSs have not applied for such designation because it would serve no useful purpose other than to permit Eligible FBSs to invest in the General Fund without jeopardizing the reliance by ABS, the General Fund, and Committee Members on the various exemptions from the registration requirements of the federal securities laws. You state that the FBSs do not want to incur the expense of applying for United States tax-exempt status under Section 501(c)(3) because they do not engage, and do not intend to engage, in any business in the United States except for their proposed investment in the General Fund. You argue that we should treat Eligible FBSs as equivalent under the federal securities laws to charitable organizations, as defined in Section 3(c)(10)(D) of the Investment Company Act. In addition, you state that ABS has designed and will implement verification procedures to effectively ensure that only FBSs that comply with ABS's Eligibility Requirements are permitted to invest and hold interests in the General Fund.

Conclusions

1. We would not recommend enforcement action to the Commission under Section 7 of the Investment Company Act against ABS solely because Eligible FBSs invest in the General Fund, but ABS does not register the General Fund as an investment company under the Investment Company Act.

2. We would not recommend enforcement action to the Commission under Section 203(a) of the Advisers Act against ABS or any of the Committee Members solely because they provide investment advice to the General Fund, in which Eligible FBSs invest, but they do not register as investment advisers under the Advisers Act.

Feb. 24, 1983) (the Trust was an organization exempt from taxation under Section 501(c)(3) of the Internal Revenue Code); *California Student Loan Finance Corp.* ("CSLFC") (pub. avail. June 22, 1981) (CSLFC received and maintained a ruling from the IRS that it was exempt from federal income tax as a charitable organization under Section 501(c)(3) of the Internal Revenue Code); *American Council on Education* (pub. avail. Dec. 15, 1972) ("applicable Internal Revenue Code and Treasury Department restrictions and regulations . . . make registration under the federal securities laws appear unnecessary").

[14] Pub. L. No. 104-62, 109 Stat. 682 (1995). *See The Philanthropy Protection Act of 1995: Hearings on H.R. 2519 Before the Subcomm. on Telecommunication and Finance of the House Comm. on Commerce*, 104th Cong., 1st Sess. 2-9 (1995) (statements of Chairman Jack Fields, Congressman Edward J. Markey, and Barry P. Barbash, Director of the Division of Investment Management, SEC).

Our positions are based particularly on your representations that: (i) ABS has designed and will implement verification procedures to effectively ensure that only FBSs that comply with ABS's Eligibility Requirements are permitted to invest and hold interests in the General Fund; (ii) Eligible FBSs are not engaged, and do not intend to engage, in any business in the United States, except for their proposed investment in the General Fund; and (iii) ABS will redeem an FBS's interest in the General Fund at its net asset value current as of the time of the redemption, and promptly transmit the proceeds of the redemption to the FBS, as soon as practicable after ABS determines that the FBS does not satisfy ABS's Eligibility Requirements or is not a bona fide charitable organization. Our response expresses our views on enforcement action only and does not express any conclusions on the interpretive or other legal issues presented. You should note that any different facts or representations may require different conclusions.

3. The Division of Market Regulation has asked us to inform you that the Division would not recommend enforcement action to the Commission under Section 15(a) of the Exchange Act against ABS or its Committee Members if ABS and its Committee Members permit Eligible FBSs to deposit funds available for future bible distribution into the General Fund without ABS and its Committee Members registering as broker-dealers in accordance with Section 15(b) of the Exchange Act. In taking this position, the Division notes that neither ABS nor its Committee Members will receive any compensation that is transaction-based, performance-based, based on the number or value of donations collected for the General Fund, or based on the return from the investment of the Eligible FBSs' funds. The Division notes further that securities transactions by or for the General Fund will not be effected through any broker-dealer for which a Committee Member is, or has been, an associated person or in which any Committee Member holds, or has held, an ownership interest. The Division also has asked us to inform you it would not recommend enforcement action to the Commission under Section 17A of the Exchange Act if ABS and its Committee Members permit Eligible FBSs to deposit funds available for future bible distribution into the General Fund, as set forth in your letter, without registering as transfer agents under Section 17A(c) of the Exchange Act. These responses only express the Division's position on enforcement action and do not purport to express any legal conclusions on the questions presented. You should note that any different facts or representations may require different conclusions.

Wendy Finck Friedlander

Wendy Finck Friedlander
Senior Counsel

ROBERT B. ADAMS†
STEPHEN M. CLARKE
A. WRAY FITCH III
JAMES A. GAMMON*†
GEORGE R. GRANGE II
LISA D. HERBST
STEPHEN S. KAO
STEPHEN H. KING
NANCY OLIVER LESOURD
KENNETH E. LIU
ROBERT W. MALONE
TIMOTHY R. OBITTS
W. FRANKLIN PUGH, P.L.C.‡
DANIEL D. SMITH, P.C.‡
SCOTT J. WARD
MICHAEL J. WOODRUFF, P.C.†

*NOT ADMITTED IN VIRGINIA
† OF COUNSEL – MCLEAN
‡ OF COUNSEL – LEESBURG

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June 1, 2004

Wendy Friedlander, Esq.
Office of the Chief Counsel
Division of Investment Management
United States Securities and Exchange Commission
450 5th St. N.W.
Washington, D.C. 20549

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Friedlanderw@sec.gov
AND FIRST CLASS MAIL

Brian Baysinger, Esq.
Office of the Chief Counsel
Division of Market Regulation
United States Securities and Exchange Commission
450 5th St. N.W.
Washington, D.C. 20549

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Re: American Bible Society Request for No-Action Letter re: No Enforcement Action Regarding:
Investment Advisers Act of 1940 (15 U.S.C. §80b, et seq.)
Securities Exchange Act of 1934 (15 U.S.C. §78a, et seq.)
Investment Company Act of 1940 (15 U.S.C. §80a, et seq.)

Dear Mr. Baysinger and Ms. Friedlander:

Gammon & Grange, P.C. serves as legal counsel to the American Bible Society ("ABS"), a nonprofit organization that is exempt from federal income tax under Section 501(c)(3) of the Internal Revenue Code of 1986 ("the Code"). We write on behalf of ABS to request that the staff of the Securities and Exchange Commission ("Commission," or "SEC") issue a no-action letter to ABS confirming that under the specific facts and circumstances described herein, the Commission's staff would not recommend initiating enforcement action:

(1) against ABS or its trustees who serve on ABS's investment committee under Section 203 of the Investment Advisers Act of 1940, if none of them register as investment advisers under that Act;

(2) against ABS or its trustees who serve on ABS's investment committee under the Securities Exchange Act of 1934; or

(3) against ABS under Section 7 of the Investment Company Act of 1940 if ABS's General Fund is not registered as an investment company under that Act.

1. **Statement of Facts.**

ABS was founded in 1816 and incorporated in the state of New York in 1841, and operates as a nonprofit, tax exempt organization exclusively for religious, educational, and charitable purposes, as described in Section 501(c)(3) of the Internal Revenue Code and Section 3(c)(10)(D)(iii) of the Investment Company Act. ABS is recognized by the Internal Revenue Service as a 501(c)(3) organization.[1] As a non-stock corporation, ABS is governed by a Board of Trustees and does not have any shareholders. The mission of ABS is to make the Bible available to every person in a language and format each can understand and afford. This purpose is undertaken without endorsing or advocating any doctrinal positions, and without profit. ABS supplements and enhances its Bible distribution activities through Biblical research, translation, and production of Biblical literature, in both electronic versions and hard copies. A more complete description of ABS's nonprofit and exempt activities is available on the ABS web site (www.americanbible.org).

ABS engages in Bible distribution, translation, and related activities nationwide, and partners with various foreign Bible societies to distribute Bibles worldwide. All of these foreign Bible societies are members, along with ABS, of the United Bible Societies ("UBS"), an association of approximately 137 Bible societies that are associated for consultation, mutual support, and action in their common task of achieving the widest possible effective distribution of the Holy Scriptures.

These UBS members are all nonprofit, nongovernmental organizations. They are organized and operated exclusively for religious, charitable, and educational purposes, not for the purposes or benefit of any private shareholder or individual. No substantial part of their activities consists of carrying on propaganda or otherwise attempting to influence legislation. These UBS members do not participate in or intervene in (by the publication or distribution of statements or otherwise) any political campaign on behalf of (or in opposition to) any candidate for public office. Accordingly, these UBS members are organized and operated in a manner consistent with Section 501(c)(3) of the Internal Revenue Code, and also consistent with ABS's mission and purposes.

Each UBS member must demonstrate to UBS, by its "constitution and practices," that it meets the following conditions of UBS membership:

> accepts the purpose of the UBS, namely the widest possible effective distribution of the Holy Scriptures, and commits itself to carry out its activities in accordance with agreed UBS policies and procedures; . . .

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[1] See IRS Publication 78, "*Cumulative List of Organizations*," available at http://www.irs.gov. An entity desiring to be recognized by the IRS as a charitable organization under Section 501(c)(3) of the Internal Revenue Code must file an application with, and the application must be approved by, the Internal Revenue Service.

. . .

> regularly supplies the appropriate UBS offices with budgets, audited accounts, annual reports, and such other reports and minutes as are needed to keep the fellowship informed of its activities; . . .
>
> . . .
>
> in accordance with agreed procedures, undertakes a periodic specific review of its policies, programs and practices in order to ensure its continuing adherence to the conditions of UBS membership;
>
> . . .
>
> agrees to cooperate with the UBS, when requested, in the conduct of management audits and, where necessary, to amend its policies or procedures as recommended in order to continue to be a fully cooperative partner in the UBS fellowship . . .

UBS Manual for Administrative Procedures, R3.1. The UBS Bylaws also require UBS members to be "rooted in the life of their own peoples and churches and fully and responsibly committed to the world fellowship." *UBS Bylaws,* Section 3.1.1. UBS member societies distribute Bibles, translate Scripture, produce Biblical literature, and engage in related Scripture-promoting activities in over 200 countries. A more complete description of these societies and their activities is available on the UBS web site (www.biblesociety.org).

In accordance with ABS's investment policy, a committee of the ABS Board of Trustees[2] delegated with the responsibility for overseeing investments (hereinafter referred to as the "Investment Committee") oversees the investment of the assets in ABS's General Fund ("General Fund") by approximately 10 registered investment managers).[3] The Investment Committee meets at least eight times annually to review the performance of its various investment managers. ABS utilizes such standard charitable gift vehicles as charitable gift annuities ("CGAs"), pooled income funds ("PIFs"), and charitable remainder trusts ("CRTs"), but segregates CGA, PIF, and CRT assets from its General Fund, in separate accounts.

2. Proposed Transaction.

ABS is proposing to expand the resources available for international Bible distribution and translation by permitting any of the Bible societies affiliated with ABS through UBS ("Affiliates") to elect from time to time to deposit funds available for future Bible distribution into ABS's General Fund and share in what are historically and typically higher returns than are available in non-United States markets without assuming unacceptable levels of risk.

Before an Affiliate makes an initial investment in ABS's General Fund: (a) the Affiliate will certify to ABS, and ABS will verify, that the Affiliate complies with ABS's Eligibility

[2] All of ABS's trustees who serve on this committee are volunteers, and accordingly serve on the Board of Trustees and its committee without receiving compensation for doing so. Most of the trustees whom ABS selects to serve on the committee have experience and expertise in financial and/or investment matters. Securities transactions by or for the ABS General Fund are not effected through any broker-dealer for which a trustee is, or has been, an associated person or in which any trustee holds, or has held, an ownership interest.

[3] ABS funds are periodically reallocated among 8-10 registered investment managers, each of whom includes those specific ABS investment funds they are managing in their respective 13F filings. Additional funds received from UBS members would be managed by one or more of these investment managers.

Requirements; (b) ABS will verify with UBS that each Affiliate is, in fact, a member of UBS in good standing; and (c) ABS will verify in the appropriate foreign jurisdiction that each Affiliate is a nongovernmental, nonstock, charitable organization in good standing with its jurisdiction of organization.

ABS will permit an Affiliate to invest in the General Fund if, at the time that the Affiliate invests in the General Fund, and at all times while the Affiliate holds interests in the General Fund, the Affiliate is:

➢ a member in good standing of UBS, and in compliance with the UBS's constitution and practices;

➢ in good standing in its own jurisdiction as a nonprofit, nongovernmental organization;

➢ operated in a manner that is consistent in all material respects with the requirements of Internal Revenue Code Section 501(c)(3);

➢ organized and operated exclusively for religious, charitable and educational purposes through the publication, translation and/or distribution of Bibles and Bible-related materials;

➢ not organized or operated for the purposes or benefit of any shareholder or natural person;

➢ not assigning, encumbering, or transferring its interest in the General Fund to any other person;

➢ not engaged, and does not intend to engage, in any business in the United States (other than investing in ABS's General Fund, to the extent this could be considered a business) or other activity that would be inconsistent with Internal Revenue Code Section 501(c)(3); and

➢ conducting all activities that the Affiliate may conduct in the United States (*e.g.,* Bible distribution) under the auspices and direction of ABS.

All of such requirements are collectively referred to as "ABS's Eligibility Requirements."

Each Affiliate that is invested in the General Fund will recertify to ABS, on an annual basis, that it is in compliance with ABS's Eligibility Requirements, and will submit annual programmatic and financial reports to ABS describing the Affiliate's purposes and operations, and the use of any income from funds invested in the General Fund. ABS will review each Affiliate's recertification and relevant documentation, and check with the UBS and/or relevant foreign jurisdictions, to verify that each Affiliate invested in the General Fund continues to meet ABS's Eligibility Requirements. If ABS were to determine that any Affiliate that invested in the General Fund no longer satisfied all of ABS's Eligibility Requirements, ABS would promptly redeem that Affiliate's interest in the General Fund at its net asset value current as of the time of the redemption and transmit the proceeds of that redemption to the Affiliate. These procedures effectively will ensure that only Affiliates that are organized and operated as bona fide charitable organizations consistent with the requirements of Section 501(c)(3) of the Internal Revenue Code are permitted to invest in, and remain invested in, the General Fund.

ABS anticipates that total funds invested in the first three years of this arrangement will range from $500,000 to $3 million, from a total of as many as 10 Affiliates.

Certain Affiliates would prefer to invest some of their funds through ABS rather than through investments in their respective nations for several reasons: (1) ABS's historically successful investment program; (2) ABS's tested investment policies and procedures; and (3) the greater stability and returns these Affiliate Bible societies can achieve in United States markets. In addition, ABS would like to see idle resources of its international Affiliate Bible societies more effectively managed and invested to expand Bible distribution and translation worldwide.

Any assets invested by the Affiliates must be assets to which the Affiliates have immediate, unencumbered, unrestricted, and exclusive use, benefit, and enjoyment. ABS will continue to choose investment managers to invest its General Fund assets without regard to its participating Affiliates, and without communicating the characteristics of, identity of, or other specific information about its participating Affiliates to its investment managers. The Affiliates will not have a choice of different investment options or portfolios. The ABS Investment Committee will continue to promulgate guidelines and objectives for investment of its General Fund and oversee the fund allocation and investment performance of its investment managers.

The Affiliates will not be given an option to invest in PIFs, CGAs, CRTs, or other deferred giving vehicles. All of ABS's deferred giving assets are and will continue to be segregated from the assets managed in ABS's General Fund, in separate accounts. Thus, none of the Affiliates' funds will be commingled with deferred giving assets.

ABS will only enter into this arrangement with its Affiliate Bible societies who elect to participate, and will not offer this arrangement beyond its Affiliates to any other entity or person. ABS will notify its Affiliates of the existence of this investment arrangement and the terms on which Affiliates can participate, but will not actively solicit any Affiliate to participate in the arrangement. Nor will ABS advertise the arrangement through general appeals for participation, or by making qualitative statements about the positive value of participating in the arrangement.

Participation by Affiliates will be entirely voluntary, and can be terminated at quarterly intervals. An Affiliate will be able to contribute additional funds or withdraw funds allocated to that Affiliate at the same quarterly intervals, upon written request to ABS. However, Affiliates will not be allowed to assign, encumber, or transfer any funds while such funds are in ABS's General Fund. While an Affiliate's funds are invested with ABS, ABS will separately account for such funds as participating units or fractional interests in ABS's General Fund. ABS will provide at least quarterly accountings to each of its participating Affiliates regarding the current value and investment performance of the Affiliates' allocable shares. Upon an Affiliate's termination of participation in the investment arrangement, ABS will pay to the Affiliate the net asset value of the Affiliate's interest in the General Fund current as of the time of the redemption.

ABS will not evaluate its Affiliates' financial situations or investment objectives, with the exception of its initial assessment to confirm that an Affiliate's investment objectives are consistent with ABS's General Fund. Rather, the Investment Committee will pool the Affiliates' funds with its General Fund and retain sole discretion, in its fiduciary capacity, to invest these combined funds in the same reasonable, prudent investments in which ABS has historically invested its General Fund. ABS will inform all of its participating Affiliates that it is not registered as an investment adviser under the Investment Advisers Act, a broker-dealer under the Securities Exchange Act, or an investment company under the Investment Company Act, and that the Investment Committee will oversee the investment of funds, including without distinction the funds contributed by Affiliates in its General Fund.

ABS will not charge participating Affiliates for its services. Therefore, the only cost to Affiliates for their participation will be reimbursing ABS for its direct, out-of-pocket expenses incurred in administering its Affiliates' pro rata shares of ABS's General Fund (*e.g.*, investment manager fees, consultant fees, accounting expenses, legal expenses, office expenses, compensation of staff attributable to Affiliates' shares of ABS's General Fund). Participating Affiliates will be charged these costs according to their pro rata shares of ABS's General Fund.

Neither ABS, nor any of its Investment Committee members, nor any investment manager, adviser, or counselor who may provide investment services to ABS in connection with ABS's General Fund (which will include its participating Affiliates' funds), nor any other individual associated with ABS will receive any compensation that is transaction-based, performance-based, based on the number or value of donations collected for the General Fund, or otherwise based on the return from the investment of the Affiliates' funds. Nor will any investment manager, adviser, or counselor who may provide investment services to ABS in connection with ABS's General Fund (which will include its Affiliates' funds) receive any compensation that is transaction-based, performance-based, or otherwise based on the return from the investment of those funds. Rather, ABS will pay its investment managers a fee based on a percentage of the total value of the General Fund assets under their management.[4]

ABS has not yet entered into agreements with any of its Affiliates to pool their investments in ABS's General Fund. When ABS does enter into such agreements, however, the material terms of these agreements will be as follows:

➢ As a condition of entering into the agreement, the Affiliate must meet ABS's Eligibility Requirements set forth above.

➢ Each Affiliate that is invested in the General Fund will recertify to ABS, on an annual basis, that it is in compliance with ABS's Eligibility Requirements, and will submit annual programmatic and financial reports to ABS describing the Affiliate's purposes and operations, and the use of any income from funds invested in the General Fund.

➢ ABS will pool a participating Affiliate's funds with its General Fund and retain sole discretion to invest these combined funds. ABS will also retain sole discretion to choose

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[4] For instance, one of ABS's investment managers currently receives 1% of the first $10 million of assets under its management, 0.8% of the next $20 million under its management, and 0.6% of the next $30 million under its management. Another currently receives 120 basis points for the first $10 million of assets under its management, 110 basis points for the next $15 million under its management, and 100 basis points for the next $25 million under its management. ABS's investment consultant receives a fixed annual fee for its services.

investment managers to manage funds in its General Fund. The Affiliate will not have any discretion to choose different investment options or investment managers.

➢ Any assets invested by the Affiliate must be assets to which the Affiliate has immediate, unencumbered, unrestricted, and exclusive use, benefit, and enjoyment.

➢ Any income received by the Affiliate from the Affiliate's investment in the General Fund will be used by the Affiliate exclusively for the Affiliate's religious, charitable, and educational purposes and for Bible distribution, translation, and related activities.

➢ The Affiliate will not be allowed to assign, encumber, or transfer any of the Affiliate's funds while such funds are in ABS's General Fund.

➢ The Affiliate may contribute additional funds and withdraw funds allocated to that Affiliate at quarterly intervals, upon prior written request to ABS's Chief Financial Officer, and using transfer procedures determined by ABS's Investment Committee.

➢ ABS will separately account for the Affiliate's funds as participating units or fractional shares in ABS's General Fund. ABS will provide accountings to the Affiliate, on at least a quarterly basis, regarding the current value and investment performance of its shares.

➢ The Affiliate will reimburse ABS for its pro rata shares of ABS's direct, out-of-pocket expenses incurred in administering the Affiliate's pro rata share of ABS's General Fund (*e.g.*, investment manager fees, consultant fees, accounting expenses, legal expenses, office expenses, compensation of staff attributable to the Affiliate's shares of ABS's General Fund). ABS cannot yet calculate these expenses precisely, but estimates that they will be in the range of one to one-and-a-half percent of the Affiliate's investment. ABS will deduct these reimbursements from the Affiliate's pro rata share of ABS's General Fund on a quarterly basis, and will provide statements to the Affiliates along with its accountings on at least a quarterly basis.

➢ The Affiliate will agree that ABS is not responsible for the investment performance of the funds invested by the Affiliate with ABS, and agrees to hold ABS harmless for any damages, injuries, or liabilities that may result from such performance or from any other act or omission of ABS in connection with this Agreement, unless any such damage, injury, or liability results directly from the intentional misconduct or gross negligence of ABS.

➢ ABS or the Affiliate may terminate the Agreement at any time, with or without cause. Upon termination, ABS immediately would redeem that Affiliate's interest in the General Fund at its net asset value current as of the time of the redemption and transmit the proceeds of that redemption to the Affiliate within thirty (30) days.

➢ This Agreement will be governed by the law of the state of New York.

ABS's investment and administration of its Affiliates' funds will further ABS's religious, charitable, and educational purposes by enabling its Bible society Affiliates to expand more quickly and efficiently their financial resources for greater worldwide Bible distribution. ABS's purpose in providing this investment service would be solely to benefit its Affiliates' Bible distribution programs–not to generate a profit for itself or for any private party. ABS will not engage in the business of investing funds of non-related parties, or advising such parties how to invest their funds. Thus, this arrangement would not constitute a "business," but rather a charitable endeavor that is substantially related to ABS's religious, charitable, and educational purposes.

3. The Investment Company Act of 1940. ABS requests the Commission staff's confirmation that under the facts and circumstances of this transaction, the Commission's staff would not recommend initiating enforcement action against ABS if ABS does not register its General Fund as an investment company under the Investment Company Act of 1940.

3.1 ABS is a Charitable Organization That Maintains a Collective Investment Fund For Charitable Organizations. Charitable organizations have been excluded from the definition of "investment company" since the Investment Company Act was enacted.[5] In addition, the Philanthropy Protection Act of 1995 exempted from registration requirements a "collective investment fund" maintained by a charitable organization for the investment of "funds of one or more charitable organizations." 15 U.S.C. §80a-3(c)(10)(B)(i). Charitable organization is defined as follows in 15 U.S.C. §80a-3(c)(10)(D):

> . . . [(D)](iii) the term "charitable organization" means an organization described in paragraphs (1) through (5) of section 170(c) *or* section 501(c)(3) of Title 26. [emphasis added]

Although Section 170(c) requires that organizations must be created or organized in the United States to qualify to receive tax deductible contributions, Section 501(c)(3) does not impose any such domestic creation or organization requirement for tax exemption. Thus, Section 501(c)(3), unlike Section 170(c), encompasses foreign as well as domestic organizations.

As explained in Section 2, above, ABS's Affiliate Bible societies are all nonprofit, nongovernmental organizations that operate exclusively for religious, educational, and charitable purposes in a manner consistent with Section 501(c)(3) of the Internal Revenue Code, and with ABS's mission and purposes. Each UBS member is required, as a condition of membership, to "accept the purpose of the UBS, namely the widest possible effective distribution of the Holy Scriptures, and commits itself to carry out its activities in accordance with agreed UBS policies and procedures." *United Bible Societies Manual for Administrative Procedures*, Section R3.1.1. Similarly, UBS Bylaws require that UBS members "have as their purpose the widest possible effective distribution of the Holy Scriptures," and be "rooted in the life of their own peoples and churches and fully and responsibly committed to the world fellowship." United Bible Societies Bylaws, Sections 3.1.1, 3.1.2.

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[5] When the Investment Company Act was enacted, Section 3(c)(12) (renumbered as 3(c)(10) pursuant to the 1970 Amendments to the Investment Company Act) excluded from the definition of "investment company":

> [a]ny company organized and operated exclusively for religious, educational, benevolent, fraternal, charitable, or reformatory purposes, no part of the net earnings of which inures to the benefit of any private shareholder or individual.

Also, as described in Section 2, above, as a condition of initial and continued investment in the General Fund, Affiliates must demonstrate that they meet certain conditions establishing that they are organized and operated exclusively for religious, charitable, and/or educational purposes consistent with Section 501(c)(3) and with ABS's mission and purposes. Accordingly, the Bible society Affiliates of ABS that will be participating in the proposed transaction and investing in the General Fund, although not officially recognized by the IRS as tax exempt entities,[6] will be organized and operated exclusively for religious, charitable, and/or educational purposes as required by Section 501(c)(3) of the Internal Revenue Code and Section 3(c)(10)(D) of the Investment Company Act.

Thus, we request that the Commission's staff agree not to recommend enforcement action to the Commission under Section 7 of the Investment Company Act if the General Fund does not register as an investment company under the Investment Company Act for purposes of the proposed transaction.

4. The Investment Advisers Act of 1940. ABS requests the Commission staff's confirmation that under the facts and circumstances of this transaction, the Commission's staff would not recommend initiating enforcement action against ABS or its trustees who serve on the Investment Committee if none of them register as investment advisers under the Investment Advisers Act of 1940.

4.1 ABS is a charitable organization. ABS recognizes that, under the proposed transaction, the Commission could deem ABS and its trustees who serve on the Investment Committee to be providing investment advisory services to its General Fund regarding the assets in that Fund, including assets invested by ABS's Affiliates. Even if ABS and its trustees who serve on the Investment Committee are deemed to be providing such advisory services, Section §80b-3(b)(4) of the Investment Advisers Act exempts from registration:

> any investment adviser that is a charitable organization, as defined in section 3(c)(10)(D) of the Investment Company Act of 1940 (15 U.S.C. 80a-3(c)(1)(D)), or is a trustee, director, officer, employee, or volunteer of such a charitable organization acting within the scope of such person's employment or duties with such organization, whose advice, analyses, or reports are provided only to one or more of the following: (A) any such charitable organization; (B) a fund that is excluded from the definition of an investment company under section 3(c)(10)(B) of the Investment Company Act of 1940 (15 U.S.C. 80a-3(c)(10)(B)) . . .

As described in Section 3, above, ABS is a "charitable organization" as defined in section 3(c)(10)(D) of the Investment Company Act of 1940. As described in Section 2, above, any investment advice that ABS would provide under the proposed arrangement (*i.e.*, promulgating

[6] The IRS, upon application by foreign nongovernmental organizations, may recognize such organizations as tax exempt under Section 501(c)(3). ABS's foreign Affiliates have not applied to the IRS for such recognition, however, because it would serve no useful purpose, other than to help confirm ABS's ability, under federal securities law, to pool their investments in the General Fund without jeopardizing ABS's reliance on the various exemptions from the registration requirements discussed in this letter. These Affiliates do not want to incur the expense of applying for IRS recognition of tax exemption under 501(c)(3) because they do not engage, and do not intend to engage, in any business in the United States (other than investing in ABS's General Fund, to the extent that this could be considered a business).

guidelines and objectives for investment of General Fund and overseeing fund allocation and investment performance of investment managers) would be to the General Fund, not to the participating Affiliates. Also, as described in Sections 2 and 3, above, ABS will require and verify that any participating Bible society Affiliates that invest in the General Fund, although not officially recognized by the IRS as tax exempt entities, are nonprofit, nongovernmental organizations that operate exclusively for religious, educational, and charitable purposes in a manner consistent with Section 501(c)(3) of the Internal Revenue Code, as referenced in Section 3(c)(10)(D) of the Investment Company Act.

Therefore, ABS requests that the Commission's staff agree not to recommend enforcement action to the Commission against ABS or its trustees who serve on the Investment Committee if none of them register as investment advisers under the Investment Advisers Act of 1940, for purposes of the proposed transaction.

4.2 ABS will not be providing investment services to more than 14 investors. Even if it were determined that ABS did not qualify for the charitable organization exemption, ABS and its trustees who serve on the Investment Committee would be exempt from the registration requirements of the Investment Advisers Act, because at this time ABS does not contemplate providing investment services to more than 14 of its foreign Affiliates or holding itself out to the public or to any investment company as an investment adviser. 15 U.S.C. §80b-3(b)(3).

5. The Securities Exchange Act of 1934. ABS respectfully requests the Commission staff's confirmation that, under the facts and circumstances of the proposed transaction, the Commission's staff would not recommend enforcement action against ABS or its trustees who serve on the Investment Committee if they do not register as brokers, dealers, or transfer agents under the Securities Exchange Act of 1934.

5.1 ABS is not a "broker" under the Securities Exchange Act. 15 U.S.C. §78c(a)(4) of the Securities Exchange Act defines "broker" as "any person engaged in the business of effecting transactions in securities for the account of others." As explained in Section 2, above, ABS will be furthering its religious, educational, and charitable purposes through the proposed investment arrangement by expanding resources for worldwide Bible distribution and translation. ABS's purpose in providing this investment service would be solely to benefit its Affiliates' Bible distribution programs–not to generate a profit for itself or for any private party.

ABS will not offer this investment arrangement beyond its Affiliates to any other entity or person. ABS will neither advertise the arrangement nor actively solicit any Affiliate to participate in the arrangement. Accordingly, this arrangement is a charitable endeavor that is substantially related to ABS's religious, charitable, and educational purposes, and is not undertaken for commercial business purposes. Thus, ABS will not be engaged in the business of purchasing and selling securities, and is not a "broker" under the Securities Exchange Act.

5.2 ABS is not a "dealer" under the Securities Exchange Act. 15 U.S.C. §78c(a)(5) of the Securities Exchange Act defines "dealer" as "any person engaged in the business of buying and selling securities for his own account, but does not include . . . any person insofar as he buys or sells securities for his own account, either individually or in some fiduciary capacity, but not as part of a regular business." As described in Sections 2 and 5.1, above, ABS will not be engaged in the business of purchasing and selling securities. Thus, ABS is not and will not be a "dealer" under the Securities and Exchange Act.

5.3 ABS is a charitable organization. ABS recognizes that, under the proposed transaction, the Commission could deem ABS and its Investment Committee members to be "brokers" or "dealers" under the 1934 Securities Exchange Act. Assuming, arguendo, that ABS, through its charitable program to enlarge international Bible distribution, would ordinarily be construed as a "broker" or "dealer" under the Securities Exchange Act, the Securities Exchange Act's definition of broker/dealer would not apply to ABS under 15 U.S.C. §78c(e). This section states that any *charitable organization* (as defined in 15 U.S.C. 80a-3(c)(10) of the Investment Company Act of 1940, as described in Sections 3.1 and 4.1, above) shall not be deemed to be a "broker" or "dealer" because it buys, holds, sells, or trades in securities for its own account or on behalf of or for the account of another such *charitable organization.*

Charitable organization is defined as follows in 15 U.S.C. §80a-3(c)(10)(D):

> . . . [(D)](iii) the term "charitable organization" means an organization described in paragraphs (1) through (5) of section 170(c) *or* section 501(c)(3) of Title 26. [emphasis added]

As explained in Section 3.1, above, although Section 170(c) of the Internal Revenue Code requires that organizations must be created or organized in the United States to qualify to receive tax deductible contributions, Section 501(c)(3) does not impose any such domestic creation or organization requirement for tax exemption. Thus, Section 501(c)(3), unlike Section 170(c), encompasses foreign as well as domestic organizations as "charitable organizations" for purposes of 15 U.S.C. 80a-3(c)(10).

As explained in Sections 1 and 3.1, above, ABS's Affiliate Bible societies are all nonprofit, nongovernmental organizations that operate exclusively for religious, educational, and charitable purposes in a manner consistent with Section 501(c)(3) of the Internal Revenue Code, and with ABS's mission and purposes. Also, as described in Sections 2 and 3.1, above, as a condition of initial and continued participation in the investment arrangement, Affiliates must demonstrate that they meet certain conditions establishing that they are organized and operated exclusively for religious, charitable, and/or educational purposes consistent with Section 501(c)(3) and with ABS's mission and purposes. Accordingly, the Affiliates of ABS that will be participating in the proposed transaction, although not officially recognized by the IRS as tax exempt entities, will be organized and operated as *charitable organizations,* exclusively for religious, charitable, and/or educational purposes as required by Section 501(c)(3) of the Internal Revenue Code and Section 3(c)(10)(D) of the Investment Company Act.

Thus, we submit that ABS qualifies as a "charitable organization" under 15 U.S.C.80a-3(c)(10) of the Securities Exchange Act of 1934, and therefore the Act's registration requirements do not apply to ABS or its trustees who serve on the Investment Committee for purposes of the proposed transaction.

5.4 ABS is not required to register with the Commission as a "transfer agent." 15 U.S.C. §78(c)(25) defines "transfer agent" as any person who engages in certain securities issuance or transfer activities "on behalf of an issuer of securities or on behalf of itself as an issuer of securities . . . ." Because ABS will neither issue securities nor provide services to its Affiliates on behalf of an issuer of securities, §78(c)(25) should not be applicable.

Accordingly, we respectfully request that the Commission's staff confirm by letter that, under the facts of the transaction proposed herein, it will not recommend enforcement action against ABS or its trustees who serve on the Investment Committee under Section 7 of the Investment Company Act of 1940, Section 203(a) of the Investment Advisers Act of 1940, or Sections 15(a) or 17A of the Securities Exchange Act of 1934, if ABS does not (1) register its General Fund as an investment company under the Investment Company Act of 1940 (15 U.S.C. §80a, et seq.), (2) register itself or any of its trustees who serve on the Investment Committee under the Investment Advisers Act of 1940 (15 U.S.C. §80a, et seq.), or (3) register itself or any of its trustees who serve on the Investment Committee as a broker, dealer, or transfer agent, pursuant to the Securities Exchange Act of 1934 (15 U.S.C. §78a, et seq.).

Thank you for your consideration. Please let us know if you need any further information or have any questions.

Respectfully submitted,

George R. Grange II
Stephen M. Clarke
Counsel for American Bible Society

cc: Peter F. Rathbun, General Counsel, American Bible Society
Nick Pagano, Investment Manager, American Bible Society

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